March 1, 2012

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7410

Re:	FIRST SOCIAL NETWORX CORP. Request for Effectiveness File No. 333-177786

Dear Maryse Mills-Apenteng:

We hereby request effectiveness of FIRST SOCIAL NETWORX CORP’S registration statement on SEC Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility  for the adequacy and accuracy of the disclosure in the filing: and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of March 5, 2012 at 3:30 pm. This date and time has been selected to allow for adequate review of our request by the SEC.

Sincerely,

FIRST SOCIAL NETWORX CORP.

/s/ Marilyn Stark

Marilyn Stark

President & Chief Executive Officer